EXHIBIT 99.1

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566

FirstService Announces Change in Executive Compensation Committee

TORONTO, Canada, March 28, 2023 – FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) today announced that its realigning the Executive Compensation Committee of the board of directors of FirstService, with Yousry Bissada replacing Jay S. Hennick as a member of the committee. The members of the Executive Compensation Committee are now Steve H. Grimshaw (Chair), Yousry Bissada and Erin J. Wallace. Mr. Hennick remains as a director and Chairman of the board of directors of FirstService.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential – North America’s largest manager of residential communities; and FirstService Brands – one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.7 billion in annual revenues and has approximately 27,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.firstservice.com.